SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

INTERNET GOLD-GOLDEN LINES LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

INTERNET GOLD-GOLDEN LINES LTD.

The following exhibits are attached:

Translated version of the 2011 Annual Report of Bezeq The Israel Telecommunication Corp. Ltd, or Bezeq, a controlled subsidiary of B Communications Ltd., the Registrant’s controlled subsidiary,  published by Bezeq on March 14, 2012.

The attached exhibits pertain to Bezeq (“Bezeq” and together with its subsidiaries, “the Company”)

99.1	Periodic Report of the Company for the Year 2011: Chapter A - Description of Company’s Operations
99.2	Periodic Report of the Company for the Year 2011: Chapter B - Directors' Report on the State of the Company's Affairs
99.3	Periodic Report of the Company for the Year 2011: Chapter C - Financial Statements
99.4	Periodic Report of the Company for the Year 2011: Chapter D - Additional Information about the Company
99.5	Bezeq Separate Financial Information for the Year ended December 31, 2011
99.6	DBS Satellite Services (1998) Ltd. Financial Statements for the Year ended December 31, 2011
99.7	Report of the Company Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format): Chapter E

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Gold-Golden Lines Ltd. (Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: April 5, 2012

EXHIBIT INDEX

The attached exhibits pertain to Bezeq (“Bezeq” and together with its subsidiaries, “the Company”)

EXHIBIT NO.	DESCRIPTION
99.1	Periodic Report of the Company for the Year 2011: Chapter A - Description of Company’s Operations
99.2	Periodic Report of the Company for the Year 2011: Chapter B - Directors' Report on the State of the Company's Affairs
99.3	Periodic Report of the Company for the Year 2011: Chapter C - Financial Statements
99.4	Periodic Report of the Company for the Year 2011: Chapter D - Additional Information about the Company
99.5	Bezeq Separate Financial Information for the Year ended December 31, 2011
99.6	DBS Satellite Services (1998) Ltd. Financial Statements for the Year ended December 31, 2011
99.7	Report of the Company Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format): Chapter E